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                                        Filed Pursuant to SEC Rule 425
                                        Filing Person: UtiliCorp United Inc.
                                        Subject Company: Aquila, Inc.
                                        Target's File Number 1-16315



November 20, 2001

[Name]
[Address]

Dear __________:

Enclosed please find the Third Quarter Investor Guide and 10Q for both UtiliCorp and Aquila. The Investor Guide is a convenient and concise source of financial and statistical information you may find helpful as you evaluate our companies.

As Im sure you are aware, on November 7 UtiliCorp announced that its Board of Directors decided not to proceed with the previously announced spin-off of UtiliCorp's interest in Aquila. At the same time, the UtiliCorp Board authorized an exchange offer under which the public shareholders of Aquila will be offered
 .6896 shares of UtiliCorp common stock in a tax-free exchange. The UtiliCorp Board, after considering all possible alternatives, determined that in light of the current market and economic conditions, greater stockholder value could be realized by both UtiliCorp and Aquila stockholders by recombining the financial strength of UtiliCorp with the growth opportunities that lie ahead for Aquila. With its larger asset base, earnings potential and cash flow, we expect a combined Aquila/UtiliCorp to have more efficient access to capital to execute its growth plans. Current stockholders of Aquila would participate in the combined company's growth through the UtiliCorp shares they receive under the exchange offer.

In connection with its decision to propose a recombination of UtiliCorp and Aquila, the UtiliCorp Board decided that a combined UtiliCorp/Aquila would be best served by embracing Aquila's energy merchant strategy as the core strategy. To symbolize this change, the Board authorized UtiliCorp to change its corporate name to Aquila, Inc. upon the successful completion of the offer and subsequent merger.

For more information, you may also visit us on the web at WWW.UTILICORP.COM or WWW.AQUILA.COM. There you will find the latest investor relations calendar, press releases and current financial statements.

Please feel free to call me anytime you have questions about UtiliCorp, Aquila or this proposed transaction.

Sincerely,

/s/ Ellen Fairchild
Ellen E. Fairchild
Vice President, Investor Relations

EF:kas
Enclosure

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Additional Information and Where To Find It
-------------------------------------------

In connection with the proposal by UtiliCorp to make an exchange offer to the public shareholders of Aquila, UtiliCorp United Inc. will file an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by UtiliCorp with the Commission at the Commissions web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as UtiliCorps related filings with the Commission, may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations, 20 West Ninth Street, Kansas City, MO 64105, 816-467-3501.

The terms "intends," "plans" and similar terms identify forward-looking information. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer will include the receipt of all required regulatory approvals, the tender by the public shareholders of the majority of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.